Dechert LLP

1900 K Street, NW
Washington, DC  20006-1110

+1  202  261  3300  Main

+1  202  261  3333  Fax

www.dechert.com

October 21, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:

Edward Bartz

Re:

Fidelity Concord Street Trust (the “Trust”)

Fidelity Mid Cap Stock Fund

Fidelity Small Cap Discovery Fund (the “Funds”)

File Nos. 033-15983 and 811-05251

Post-Effective Amendment No. 79

Dear Mr. Bartz:

Pursuant to Item 306 of Regulation S-T to the EDGAR rules, we represent that these are fair and accurate versions of the English prospectuses for Fidelity Mid Cap Stock Fund and

Fidelity Small Cap Discovery Fund.  The Funds’ English prospectuses have been fairly and accurately translated into Spanish, and are available upon request.

Very truly yours,

* /s/ Marc R. Bryant

Marc R. Bryant
Secretary

* /s/ Megan. C. Johnson
Megan C. Johnson, as attorney-in-fact pursuant to a power of attorney dated September 16, 2015.